EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2014 First Quarter Results

Seasonal Start to New Year Better Than Ever

BARRIE, Ontario, Nov. 7, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported financial results for the first quarter of fiscal year 2014, ended September 30, 2013. All financial results are reported in US dollars except as otherwise noted. STI's first quarter results reflect the normal seasonality of the school bus transportation industry. Accordingly, the first quarter results are not considered to be indicative of the Company's annual results.

"The first quarter operating results for fiscal year 2014 were ahead of our internal expectations. Investors understand the seasonality of the school business in the first quarter as July and August reflect low revenues due to schools being closed and higher costs due to our growth. Normally when we have growth like this we have higher first quarter losses, but not this year," said Patrick J. Walker, STI's CFO. "We realized a 19 percent increase in revenue in the first quarter of fiscal 2014 resulting from higher summer revenues, additional operating days in September, price increases and the net new business secured for fiscal 2014. For the first time the contribution from these higher revenues more than offset the higher offseason costs naturally associated with the start up of school operations and additional staff associated with the growth secured for the new year. And this of course is without the effects of Hurricane Sandy which happened in October, our second quarter last year."

Revenue for the first quarter of fiscal 2014 increased to $73.1 million from $61.6 million, and adjusted EBITDA* reflected a loss of ($1.5) million compared to a loss of ($3.5) million for the first quarter of fiscal year 2013.

STI reported a net loss of $8.8 million or $0.11 per common share for the first quarter of fiscal 2014 compared to the prior fiscal year first quarter net loss of $7.6 million or $0.10 per common share. The improvement in adjusted EBITDA* was primarily offset by lower net unrealized gains on currency re-measurement, on currency hedging contracts and the conversion feature of the 6.25 percent convertible debentures, combined with a lower tax benefit, higher operating lease expense and other expense for the first quarter of fiscal 2014 compared to the same period of the prior year.

"We had a very good summer season and are starting to see prices firm up in a number of contracts, fuel cost being reduced with lower prices and the impact of alternative fuels along with some new SchoolWheels.com business we have been developing," added Walker. "That has resulted in a very good start for the new fiscal year. In fact, the first quarter of fiscal 2014 may be one of, if not the best, start we have had entering a new year from an operating and financial standpoint. We have secured many new contracts and renewals of existing contracts, some that now stretch out ten to fifteen years, to further maintain our contracted revenue visibility going forward. We have expanded our infrastructure for additional revenues we are anticipating in our management services group and other non asset businesses."

Reconciliation of Net loss and Adjusted EBITDA *
(Amounts in 000's)	Three Months Ended
	9/30/13	9/30/12

Net loss	$ (8,792)	$ (7,611)

Add back:
Income tax benefit	(4,909)	(5,260)
Foreign currency loss	265	64
Other expense (income), net	730	(21)
Non-cash (gain) loss on 6.25% Convertible
Debentures conversion feature	(435)	389
Unrealized re-measurement gain	--	(2,140)
Unrealized gain on foreign currency exchange contracts	(431)	(558)
Non-cash stock compensation	700	803
Interest expense	3,808	3,814
Amortization expense	995	1,137
Depreciation and depletion expense	4,625	4,357
Operating lease expense	1,994	1,518
Adjusted EBITDA *	$ (1,450)	$ (3,508)

Results of Operations (in 000's of US$, except per share data)

	Three Months Ended
	9/30/13	9/30/12

Revenues	$ 73,140	$ 61,602

Costs and expenses
Cost of operations	65,593	56,657
General and administrative	10,925	9,971
Non-cash stock compensation	700	803
Acquisition expense	66	--
Depreciation and depletion expense	4,625	4,357
Amortization expense	995	1,137
Total operating expenses	82,904	72,925
Loss from operations	(9,764)	(11,323)
Interest expense	3,808	3,814
Foreign currency loss	265	64
Unrealized gain on foreign currency exchange contracts	(431)	(558)
Unrealized re-measurement gain	--	(2,140)
Non-cash (gain) loss on 6.25% Convertible
Debentures conversion feature	(435)	389
Other expense (income), net	730	(21)
Loss before income taxes	(13,701)	(12,871)
Income tax benefit	(4,909)	(5,260)
Net loss	$ (8,792)	$ (7,611)

Basic net loss per common share	$ (0.11)	$ (0.10)

STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com or at the Company's website at www.rideSTA.com.

Annual General Meeting

Student Transportation to hold Annual General Meeting on Thursday, November 7, 2013 at 2:00 p.m. ET at The Gallery of the Toronto Stock Exchange Broadcast & Conference Centre in the Exchange Tower, at 130 King Street West in Toronto. The meeting will be audio webcast live at STI's website at www.rideSTBus.com.

Profile

Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most innovative supplier school bus transportation services and management services. Founded in 1997, STI's family of local companies operating more than 10,800 vehicles and transports over 1 million students to and from school each day. STI has a long history of safe, reliable and cost-effective transportation solutions delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com